Exhibit 99.1
Regulatory release
Three and nine month periods ended September 30, 2020
Unaudited Condensed Interim Financial Report
On October 29, 2020, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and nine month periods ended September 30, 2020, of Royal Dutch Shell plc and its subsidiaries (collectively, “Shell”).

Contact – Investor Relations
International:	+31 (0)70 377 4540
North America:	+1 832 337 2034

Contact – Media
International:	+44 (0) 207 934 5550
USA:	+1 832 337 4355